Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$1,034.9	$737.9	$622.4	$1,144.0	$511.2
Add:
Fixed charges	32.3	26.8	24.7	24.8	18.4
Distributed income of equity investees	0.3	1.4	2.2	2.1	—
Earnings, as adjusted	$1,067.5	$766.1	$649.3	$1,170.9	$529.6
Fixed charges:
Interest expense	$21.5	$17.5	$15.5	$15.5	$8.9
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.7	1.7	1.7	1.7	0.9
Interest portion of rental expense (a)	9.1	7.6	7.5	7.6	8.6
Fixed charges	$32.3	$26.8	$24.7	$24.8	$18.4
Ratio of earnings to fixed charges	33.0	28.6	26.3	47.1	28.7
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(a)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.